FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 28, 2006, regarding an agreement reached between Elf Aquitaine and Banco Santander in compliance with the partial Arbitral Decision rendered on 24th March 2006

2	Material Fact dated July 28, 2006, regarding an agreement between Unión Fenosa and Banco Santander related to CEPSA shares

Item 1

Pursuant to the provisions of article 82 of the Securities Market Act 24/1988, dated 28th July, Elf Aquitaine and Banco Santander Central Hispano, S.A. hereby notify to the Spanish National Securities Market Commission the following

MATERIAL FACT

In compliance with the partial Arbitral Decision rendered on 24th March 2006 in the arbitral proceedings between Elf Aquitaine and Odival, S.A. (jointly, ELF), and Banco Santander Central Hispano, S.A. and Riyal, S.A. (jointly, BS)1, the parties have today reached an agreement whereby:

a)	ELF has recovered its indirect stake in Compañía Española de Petróleos, S.A: (CEPSA), which it had maintained to date through Somaen Dos, S.L. (Somaen). The return of the CEPSA shares to ELF has taken place through a reduction of capital of Somaen with the amortisation of all ELF’s holdings in the latter; and

b)	ELF will acquire from BS 4.35% of the capital of CEPSA at a price of approximately 4.54 Euros per share. The execution of this transaction is subject to the obtaining of prior authorisation from the European Commission.

Once the aforementioned operations have been completed, ELF’s holding in CEPSA will be approximately 48.8% of the latter’s share capital.

On 7th July 2006, the National Securities Market Commission (CNMV) confirmed to both parties that the operations described above do not involve the obligation of launching a take-over bid for the shares of CEPSA.

Additionally, the parties have agreed to terminate all their agreements in force to date with respect to CEPSA, as well as to render null and void as of today the precautionary measures contained in the aforementioned partial Arbitral Decision.

Once the operation referred to in paragraph b) above has been completed, the parties will finally conclude the arbitral proceedings.

Madrd/Paris, 2nd August 2006.

[1] Notified to the National Securities Market Commission through separate relevant facts dated 3rd April 2006, numbers 65500 and 65505.

Item 2

MATERIAL FACT

Pursuant to the provisions of article 82 of the Securities Market Act 24/1988 dated 28th July, Unión Fenosa, S.A. and Banco Santander Central Hispano, S.A: (“Banco Santander”) hereby notify that they have reached an agreement whereby Unión Fenosa, S.A. or companies belonging to its Group have become the direct holders of shares of Compañía Española de Petróleos, S.A. (CEPSA) representing 4.99% of the latter’s share capital. To date, this percentage was held indirectly through its stake in Somaen Dos, S.L., a company which from now is owned 100% by the Santander Group. Additionally, Banco Santander has transferred to Unión Fenosa a number of shares of CEPSA, so that the stake held by Grupo Unión Fenosa in the latter is now 5%.

Banco Santander anticipates taking over Somaen Dos, S.L. by way of a merger, for which purpose it will hold a General Meeting during the fourth quarter of 2006.

Madrid, 2nd August 2006

Unión Fenosa, S.A.	Banco Santander Central Hispano, S.A.

Ramón Novo Cabrera	Juan Guitard Marín

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: August 3, 2006	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President